Expense Limitation Agreement

To:      PREDEX

17605 Wright Street, Suite 2

Omaha, NE  68130

Dear Board Members:

You have engaged us to act as the sole investment  adviser to PREDEX (the "Trust" or the "Fund"), pursuant to a Management  Agreement dated on or about March 21, 2013.

Effective  from the effective  date of the Fund's  registration statement for a period  of at least  1 year,  we  agree  to  waive  our  fees  and to pay  or absorb  the  ordinary  annual operating  expenses   of the  Fund  (including  offering  and  organizational  expenses,  but excluding   interest  (if  any),  brokerage   commissions   (if  any),  acquired  fund  fees  and expenses   and  extraordinary   expenses),   to  the  extent  that  they  exceed  0.70%  per annum of the Fund's average daily net assets.

Additionally,  this  Expense  Limitation  Agreement  may  not  be terminated  by  PREDEX Capital Management, LLC, but may be terminated by the Fund's Board  of Trustees, on written notice to PREDEX Capital Management, LLC.  This Agreement will automatically terminate,  with  respect  to  the  Fund  if  the  Management   Agreement  for  the  Fund  is terminated.   Any waiver  or reimbursement  by us is subject  to repayment  by the Fund within  the  three  fiscal  years  following  the  fiscal  year  in  which  the  expenses  were incurred,  if  the  Fund  is  able  to  make  the  repayment  without  exceeding  its  current expense  limitation.  The right to repayment shall survive termination of the Management Agreement,  unless waived by PREDEX Capital Management,  LLC.

PREDEX Capital Management, LLC

By: /s/ J. Grayson Sanders

J. Grayson Sanders

Managing Principal

Date: 3-21-13

Acceptance: PREDEX

By: /s/ J. Grayson Sanders

J. Grayson Sanders

President

Date: 3-21-13